Exhibit 99.1

QIWI to Announce First Quarter 2015 Financial Results on May 14, 2015

MOSCOW, RUSSIA – April 30, 2015 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Thursday, May 14, 2015 at 8:30 a.m. ET to review first quarter 2015 financial results. A press release with first quarter 2015 financial results will be issued before the market opens on Thursday, May 14, 2015.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13608949. The replay will be available until Thursday, May 21, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.2 million virtual wallets, over 181,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com